Mail Stop 4561

August 18, 2008

Mr. Anthony B. Waters
Chief Financial Officer
InnSuites Hospitality Trust
1615 E. Northern Avenue
Suite 102
Phoenix, AZ 85020

       Re: **InnSuites Hospitality Trust**
              Form 10-K for fiscal year ended January 31, 2008
              Filed May 15, 2008
              Form 10-Q for the period ended April 30, 2008
              Filed June 16, 2008
              File No. 1-07062

Dear Mr. Waters:

     We have completed our review of the above referenced filings and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Accounting Branch Chief